SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH February 19, 2008

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MANAGEMENT REPORT

Dear shareholders:

In compliance with legal and statutory provisions, the management of Brasil Telecom Participações S.A. submits this Management Report, Consolidated Financial Statements, and Independent Auditors’ Report, for the fiscal year ending December 31, 2007.

CORPORATE PROFILE

BRASIL TELECOM PARTICIPAÇÕES S.A

Brasil Telecom Participações S.A.’s only asset is Brasil Telecom S.A., a telecommunications operator. Its shares are traded on Bovespa under the symbols BRTP3 and BRTP4, and on the New York Stock Exchange under the symbol BRP. It is worth highlighting that Brasil Telecom has a broad shareholder base abroad.
In 2007, Brasil Telecom Participações S.A.’s preferred shares appreciated 44.1%, while its common shares closed the year with an appreciation of 33.9% .

Brasil Telecom Participações’s shareholding structure is as follows:

At the end of 2007, a change occurred in the group of controlling shareholders, with the sale of interest that Telecom Itália held in Solpart, holder of Brasil Telecom. A 38% interest was acquired by Techold.
Since Brasil Telecom Participações has not operating activities, this Report presents the main activities and financial statements of Brasil Telecom S.A.

BRASIL TELECOM S.A.
Brasil Telecom S.A. is one of the largest companies in the Latin American telecommunications industry. It provides services in the following areas: fixed line and mobile telephony; data solutions; Internet; video; and data center – a business unit that provides IT and telecommunications infrastructure for other companies. In 2007, Brasil Telecom was the first among Brazilian telecommunications companies—and second in Latin America—to offer IPTV, which allows users to watch audio and video material, access web content, and play online.

In Brazil, Brasil Telecom provides telephony services to millions of Brazilians who live in Region II, which covers the states of Rio Grande do Sul, Santa Catarina, Paraná, Mato Grosso do Sul, Mato Grosso, Goiás, Tocantins, Acre, Rondônia, and the Federal District. Headquartered in Brasília (DF), and counting on approximately 17 thousand employees, the Company's client base includes 8 million fixed terminals in service, 4 million mobile connections, 282 thousand public use terminals, and 1.6 million ADSL (broadband) connections. Internet providers iG, iBest, and BrTurbo, which compose the Internet Group—Brasil Telecom’s Internet unit—, have 1.4 million broadband and 4 million dialup customers. This figure makes it the third most viewed portal in the country, with over 11.2 million unique residential visitors per month, according to the method that measures Internet access from homes in a given period.
Brasil Telecom Cabos Submarinos (“Globenet”) owns 22 thousand kilometers of undersea cables connecting Brazil with Venezuela, and Bermuda with North America, with landing points in Rio de Janeiro, Fortaleza, Caracas, Miami, New York, and Bermuda. This network strengthens the group’s leading position in the data communication market. The subsidiary Brasil Telecom Comunicação Multimídia operates, in addition to other sites, in the three main cities outside the concession region: São Paulo, Rio de Janeiro, and Belo Horizonte, with a focus on corporate and business markets. Both companies offer complete nationwide and worldwide solutions, including Cyber Data Centers.
This diversified portfolio makes the operator the first Brazilian telecommunications company capable of meeting market demands in an integrated manner, through converging services.

CORPORATE GOVERNANCE

The adoption of good governance practices is deemed as essential by Brasil Telecom to increasing its credibility, consolidating its corporate image, and adding value. In 2007, Brasil Telecom invested in establishing a new governance standard, supported by four basic principles: clear role delegation and definition; equality in the treatment of shareholders; transparency; and accountability. The goal is make Brasil Telecom a governance benchmark. Among the initiatives adopted, we highlight the following:

  Amendment to the Bylaws: among other features, the establishment of the model of deliberative management for Executive Officers;

  The creation of Technical and Consulting advisory committees and an assessment of the Board of Directors’ performance;

  The implementation of the risk management model; and

  A revision of policies for the disclosure and use of information, and the trading of the Company's securities.

Governance at Brasil Telecom is structured as follows:

Board of Directors

In 2007, Board of Directors activities became regulated by an internal control system, providing a clear definition of its duties and responsibilities, as well as solutions for situations involving conflict of interest. Two technical and consulting committees were established to advise the Board of Directors: (i) the Remuneration and People Development Committee, which analysis matters related to development, compensation, and general human resources policies; and (ii) the Committee of Risks and Processes, which assesses matters related to internal and external auditing and monitors the systems of control and risk management.

The Board of Directors has also decided to perform annual assessments of its performance, and of its members’ performance. The first assessment took place in the first half of 2007.

Executive Officers

Brasil Telecom’s executive officers are responsible for implementing business strategies defined by the Board of Directors and by the Company's operating and financial performance.

With the amendment to the Bylaws, the number of Executive Officers pursuant to the Bylaws increased from four to six, who now make decisions in a deliberative manner, at weekly meetings. This model increases diversity from the point of view of discussions, reduces the risk level, and improves transparency in the Company's decision-making process. Another important creation was the position of Vice President of Governance and New Businesses.

Advisory Committees

In 2007, Brasil Telecom continued its process of improving the efficiency of the Company's management. Among the instruments supporting the decision-making process are the committees. In addition to the Investments and Purchases and Ethics Committees, two new committees were established in 2007: Business Sustainability and Corporate Risk Management.

Shareholders’ Compensation Policy

In accordance with the provisions set forth in Law 6,404/76 and in the Bylaws, Brasil Telecom shareholders are paid dividends and interest on equity of at least 25% of adjusted net income.

Preferred shares are entitled pre-emptive rights in receiving minimum, non-cumulative dividends, and the greater of the following: six percent (6%) per year, calculated over the resulting amount from the division of the capital stock by the total shares of the Company; or three percent (3%) per year, calculated over the resulting amount from the division of the net equity value by the total number of the Company’s shares.

Dividends are paid primarily to preferred shares, up to the preemptive limit. Next, they are paid to common shareholders up to the limit of preferred shares, the balance of which is divided by all shares, in equal conditions.

Dividends provisioned by the Company integrate the proposal of the allocation of results to be submitted to approval by the General Shareholders’ Meeting.

Dividends and Interest on Equity (JSCP)

Year	Type	Credits in book	Shareholding basis	Gross amount (R$/ shares)	Net amount (R$/ shares)
2007	JSCP	187,600,000.00	02/09/2007	*0.517533783	*0.439903715
2007	JSCP	148,700,000.00	12/26/2007	0.410220009	0.348687008
2007	Dividends	379,991,079.20	OGM date	1.04828476	1.04828476
* (R$/lot of 1,000 shares)

ECONOMIC SCENARIO

The Brazilian economy performed well throughout 2007, with surprising results from the main economic indicators. Increased purchasing power and greater access to financing have been guaranteeing sound results for internal consumption. 2007 GDP grew approximately 4.8%, against 3.6% in 2006.

It is, therefore, an important moment for the national economy, which responded to a combination of macroeconomic stability, maturation of institutional reforms, and a positive external scenario. A country in steady expansion was demonstrated. All of this is a legacy of accomplishments and progress, marked by important reforms, which dated back decades but produced clearer results this year.

The inflation rate at the end of 2007 was close to 4% per year, following a 13-year cycle of low rates and smaller volatility as compared to previous periods. A generation of Brazilians has emerged that, for the first time, had never known price instability and will certainly be intolerant to dramatic change. This new scenario is reflected in interest rates, which continued a declining trend and brought Brazilian actual interest rates to record low levels.

Another change is being felt in the exchange market. The Real appreciated throughout the year, and the Brazilian currency is seeking a new balance at approximately R$1.70 to one USD. This is a reflex of the strong commercial balances and monetary inflows that suggest the emergence of a new Brazil, which is the target for foreign investment.

The actual economy, connected to the productive sector, also responded to stability and microeconomic reforms. The credit market had been the major driver of domestic consumption. Although still smaller when compared to other economies, the greater access to credit and the subsequent growth in the balances of bank loans reflected gains in the well-being of Brazilians. In addition, an active labor market, with growing income and occupation, combined with lower unemployment rates, led to a greatly expanded consumer market in 2007. In this context, the answer from the productive sector, which also includes higher investment levels, points to greater future growth potential.

Finally, growth was also a surprise, exceeding the expected 3.5% and reaching year-end 2007 with nearly 5% GDP expansion. On the supply side, industry and services presented growth above expectation; whereas and on the demand side, the major drivers were family consumption and investment.

Projections for 2008, despite the volatility from the external market—particularly from the American economy—, are of an economy growing at rates close to 4.5%, with inflation in line with targets and the maintenance of a heated demand scenario. All these factors are essential to guaranteeing that 2007 will not have been a mere exception, and that these surprising results will continue in 2008.

BUSINESS STRATEGY

Telecom Industry

The telecommunications industry is an important instrument in promoting economic and social development in a given country. A modern and efficient telecommunications platform increases economic productivity more than any other form of infrastructure.

In Brazil, the restructuring of the telecommunications industry, which took place in the mid-1990s, enabled the universalization of the commuted fixed line telephone service, thus increasing its geographical scope, as well as penetration levels, within all household incomes, particularly classes C, D, and E. As for mobile telephony, Brazil underwent an aggressive expansion—evidence of the success of the adopted model.

Telecommunications companies have performed their greatest investment plan in history in expansion, modernization, and service quality improvement. Between 2001 and 20061, for example, the penetration of fixed line and mobile telephony, as a percentage of homes, increased from 58.9% to 74.5% . Thirty-four thousand locations in Brazil currently have telephone services.

In 2007, wealth generated by the industry represented around 6.5% 2 of Brazil’s GDP. The volume of taxes collected represents nearly 40.3% of the net operating revenue of telecom companies—one of the largest tax burdens in the world. R$11.9 billion3 were invested in 2007, employing over 312 thousand people.

Following a development cycle in Brazil in which the universalization of fixed line services was the main driver, telecommunications operators are currently focused on providing greater value-added services. This is the case with broadband, which will be the main supporting base for a broad range of content-related services, such as IPTV.

As a result of this development, Brazil has also enjoyed a significant expansion of the Internet. The computer-per-household ratio increased from just 12.6% in 2001 to 22.1% in 20064. In addition, the number of computers connected to the Internet in the same period increased from 8.6% to 16.9% . According to expert studies, Brazil has the third largest Internet market in the Americas, behind only the United States and Canada.

In the last few years, the General Telecommunications Law (LGT) and industry regulations enabled the expansion of the telecommunications industry in Brazil and the diversification of services provided by operators in the Country. However, for a new development cycle to occur, the industry expects an updated regulatory framework, since Brazil cannot be prevented from fully exploring the advantages of technological convergence as a consequence of the model becoming outdated.

_________________
1 Latest data disclosed by IBGE (PNAD)
2 Gross Operating Revenue. Sources: TELEBRASIL, BACEN, Análise Brasil Telecom
3 Source: ABEPREST (Associação Brasileira de Empresas de Soluções de Telecomunicações e Infomática)
4 Latest data disclosed by IBGE (PNAD)

With the existence of an up-to-date and predictable regulatory framework that stimulates competition and new investments, the industry tends to respond to challenges proposed by the country—as occurred with the universalization of services (fixed line and mobile)—during the period immediately preceding privatization.

Regulatory Environment

By 2007, the General Telecommunications Law had been in existence for ten years. During this period, its main accomplishments—besides structuring the privatization process—were: the reorganization of public- and private-regime services; the universalization of fixed line services; the promotion of increased mobile service; and the definition of basic competition principles.

However, it is apparent that the current regulatory framework is becoming inadequate in dealing with the current industry situation. Means of communication are changing and multiplying, provoking important changes in the business models used by the industry as a whole. Convergence is already the reality in the world’s main markets, where telecom operators offer the so-called Triple (or Quadruple) Play package: a bundled offer of fixed and mobile services, data, and video. The regulatory framework has to be updated, focusing on the promotion of fair competition in the converging market, network expansion for content distribution, incentives to innovation, diversification of offers, and new investments, creating the conditions for digital inclusion in Brazil.

As for regulation, the National Agency for Telecommunications (ANATEL), a regulatory body, has introduced or updated the Regulations for the Remuneration of Public Switched Telephone Networks (PSTN), Portability Regulations, and the Regulations of Personal Mobile Services (SMP), as well as making available the Public Consulting to the Cost of Capital Rule (WACC).

With regard to radiofrequencies grants, ANATEL undertook the following initiatives, among others:

  Bidding for 3.5 and 10.5 GHz (WiMAX): this bidding, which started in 2006, was suspended with the request of the Brazilian Court of Auditors (TCU), since the minimum prices required revision. There are also discussions involving the possibility of concessionaires taking part in their operating areas;

  Bidding for leftovers of the Personal Mobile Service (SMP) Radiofrequency Spectrum;

  3G bidding (Third Generation of Mobile Telephony): The publication was submitted to public consultation and approved by Anatel, and bidding took place between December 18 and 20, 2007. The bidding results were granted on December 31, 2007; and

  The Federal Government, by means of Decree 6,155, revised the General Target Plan for the Universalization of the PSTN under Public Regime. The revision established new installation terms for Telecommunication Services Centers (PSTs) and Cooperative Service Units (UACs) located in rural areas. Remaining active are agreements with the Federal Government and ANATEL aimed at the optional replacement of PST goals for the transmission infrastructure to offer broadband services in cities that do not currently have these services.

In the second quarter, Brazil Telecom executed the Term for Universalization Obligations using resources from the Fund for the Universalization of Telecommunication Services (FUST) related to the Project of Servicing Institutions for the Aid of Impaired People, according to the previously established goals in the Universalization Target Plan. This was the first project to be financed by FUST since its inception.

Another important event was the approval by ANATEL of Numeric Portability in fixed line and mobile telephony. In order to make this change feasible, several initiatives were adopted, including the creation of an Executive Group to Implement Portability (GIP), and the selection of a Management Entity (EA), which will be responsible for operating this service. Brasil Telecom has been taking part actively in GIP, contributing to its adequate implementation in the Company and in the industry.

Universalization Targets

Indicators	JAN	FEB	MAR	APR	MAY	JUN	JUL	AUG	SEP	OCT	NOV	DEC
Lines installed (thousand lines)	10,404	10,392	10,388	10,387	10,384	10,375	10,362	10,365	10,368	10,366	10,376	10,376
Locations with more than 300 inhabitants not served by PSTN with individual lines	0	0	0	0	0	0	0	0	0	0	0	0
Requests of installation of individual lines, fulfilled in more than 1 week (target: 1 week)	0	0	0	0	0	0	0	0	0	0	0	0
Requests of installation of individual lines made by regular education and health institutions, fulfilled in more than one (1) week (target: 1 week)	0	0	0	0	0	0	0	0	0	0	0	0
Requests of installation of individual lines made by speech or hearing impaired individuals, fulfilled in more than 1 week (target: 1 week)	0	0	0	0	0	0	0	0	0	0	0	0
Public telephones (TUPs) in service	276,802	276,455	275,484	275,384	275,374	276,046	277,920	281,553	281,979	281,935	281,925	281,768
Localities, covered by PSTN with individual lines, which do not meet the distribution of public telephones per one thousand inhabitants, territorially distributed in a uniform manner (target: 3 pay phones per group of one thousand inhabitants)	0	0	0	0	0	0	0	0	0	0	0	0
Localities, covered by PSTN with individual lines, with an availability of access to public telephone with a distance greater than the target (target: less than 300 meters)	0	0	0	0	0	0	0	0	0	0	0	0
Localities that do not meet the percentage of public telephones available 24 hours a day for long-distance calls – with capacity of originating and receiving local and domestic long-distance calls (target: 50% of public telephones)	0	0	0	0	0	0	0	0	0	0	0	0
Localities that do not meet the percentage of public telephones available 24 hours a day for additional international long-distance calls (target: 25% of public telephones)	0	0	0	0	0	0	0	0	0	0	0	0
Requests of public telephones in regular education and health institutions fulfilled in more than 1 week (target: 1 week)	0	0	0	0	0	0	0	0	0	0	0	0
Requests of public telephones made by speech or hearing impaired individuals, and those who use wheelchairs fulfilled in more than 1 week (target: 1 week)	0	0	0	0	0	0	0	0	0	0	0	0
Localities with more than 100 inhabitants, without PSTN, without at least one public telephone (target: larger than 100 inhabitants)	0	0	0	0	0	0	0	0	0	0	0	0
Public telephones density per one thousand inhabitants (target: 6.0)	7.41	7.27	7.24	7.24	7.24	7.26	7.31	7.41	7.42	7.42	7.42	7.41
Locations with PSTN that do not meet the percentage of 2% of public telephones adapted for speech and hearing impaired individuals and for those who use wheelchair	0	0	0	0	0	0	0	0	0	0	0	0
Localities served only by collective accesses, without at least one public telephone available 24 hours a day – with capacity of originating and receiving local, domestic long-distance and international calls	0	0	0	0	0	0	0	0	0	0	0	0

Quality Targets
In 2007, Brasil Telecom achieved and exceeded 339 of the 372 quality indicators set by the General Target Plan for Quality (Plano Geral de Metas de Qualidade - PGMQ) as shown in the table.

Quality Targets

Service Quality Targets	JAN	FEB	MAR	APR	MAY	JUN	JUL	AUG	SEP	OCT	NOV	DEC
Rate of completed originated local calls (target of 70%) – Morning	71.89	71.40	70.87	71.65	71.94	71.52	72.45	71.79	71.59	71.63	71.45	71.82
Rate of completed originated local calls (target of 70%) – Night	71.422	71.05	71.16	72.05	72.95	71.82	72.07	72.33	71.87	71.67	71.16	71.00
Rate of originated local calls not completed due to congestion (target of 4%) – Morning	0.91	0.69	0.65	1.00	0.84	0.65	0.67	0.53	0.61	0.62	0.67	0.57
Rate of originated local calls not completed due to congestion (target of 4%) – Night	0.84	0.70	0.58	0.70	0.61	0.60	0.58	0.49	0.50	0.45	0.61	0.52
Rate of calls destined to the operator’s Attendance Center which result in completed call (target of 98%) - Morning	99.53	99.22	99.17	97.72	99.58	99.60	99.57	99.66	99.73	99.70	99.73	99.46
Rate of calls destined to the operator’s Attendance Center which result in completed call (target of 98%) - Night	99.47	99.36	99.24	99.52	99.64	99.78	99.53	99.69	99.72	99.75	99.70	99.62
Domestic Long Distance Service Quality Targets – CSP 14
Rate of completed originated DLD calls – consolidated value (target of 70%) – Morning	72.60	72.49	72.80	72.54	73.16	72.56	73.56	73.06	73.09	72.68	72.74	73.13
Rate of completed originated DLD calls – consolidated value (target of 70%) – Night	71.35	71.42	72.14	73.53	74.15	73.13	73.48	73.05	73.03	72.76	72.45	71.90
Rate of originated DLD calls not completed due to congestion – consolidated value (target of 4%) – Morning	1.17	1.04	0.88	0.96	0.82	0.92	1.01	0.75	0.84	0.78	0.95	0.86
Rate of originated DLD calls not completed due to congestion – consolidated value (target of 4%) – Night	2.13	1.06	0.97	0.81	0.89	0.84	0.93	0.76	0.64	0.62	0.96	0.79
Fulfillment of repair requests Targets

Rate of repair requests per 100 PSTN accesses (target of 1.5%) - Full	1.27	1.19	1.31	1.16	1.26	1.12	1.19	1.18	1.15	1.29	1.29	1.22
Rate of fulfillment of repair requests made by residential users within 24 hours (target of 98%)	99.64	99.65	99.40	99.64	99.59	99.51	99.52	99.61	99.51	99.33	99.44	99.48
Rate of fulfillment of repair requests made by non-residential users within 8 hours (target of 98%)	99.52	99.44	99.40	99.47	99.47	99.19	99.44	99.33	99.32	99.28	99.22	99.20
Rate of fulfillment of repair requests made by users that are providers of public interest services within 2 hours (target of 98%)	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00
Fulfillment of requests for address change Targets
Rate of fulfillment of requests for address change made by residential users within 3 business days (target of 98%)	99.58	99.59	99.71	99.88	99.80	99.86	99.84	99.83	99.68	99.78	99.38	99.56
Rate of fulfillment of requests for address change made by non-residential users within 24 hours (target of 98%)	99.47	99.29	99.28	99.67	99.59	99.47	99.66	99.60	99.57	99.42	99.39	99.47
Rate of fulfillment of requests for address change made by users that are providers of public use services within 6 hours (target of 98%)	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00
Telephone Assistance provide to the user Targets
Rate of telephone assistance to the PSTN user within 10 seconds (target of 95%) – Morning	96.84	99.93	99.88	99.43	98.35	99.63	99.42	99.42	99.30	99.27	99.45	99.34
Rate of telephone assistance to the PSTN user within 10 seconds (target of 95%) – Night	99.81	99.93	99.84	99.34	99.47	99.42	99.36	99.36	98.23	97.56	98.86	99.35
Quality of Public Telephones (TUPs) Targets
Number of public telephones repair requests per 100 public telephones in service (target of 8%)	6.72	6.52	6.29	5.90	6.30	4.67	5.63	4.74	4.63	5.06	5.19	4.92
Rate of fulfillment of public telephones repair requests within 8 hours (target of 98%)	99.82	99.66	99.74	99.68	99.77	99.66	99.80	99.67	99.83	99.74	99.71	99.69
Rate of fulfillment of repair requests of public telephones installed in regions not characterized as remote or of border within 8 hours, detected by supervision system (target of 98%)	99.84	99.72	99.71	99.77	99.82	99.74	99.71	99.23	99.63	99.38	99.39	99.64
User’s access code information Targets

Rate of information of the user’s access code provided within 30 seconds (target of 98%)	98.32	98.30	98.32	98.49	98.54	98.52	98.45	98.38	98.31	98.11	98.11	98.06
Reply to user’s mail Targets
Rate of reply to user’s mail within 10 days (target of 100%)	90.94	91.50	96.72	97.13	97.21	96.09	95.70	91.22	91.46	93.20	91.99	87.87
Personal assistance to the user Targets
Rate of personal assistance to the user within 10 minutes (target of 95%)	98.48	97.47	98.25	97.19	97.59	96.84	96.66	96.98	97.99	97.64	98.24	98.32
Billing Targets
Number of bills with error complaints, in the local mode, for every 1,000 bills issued (target of 2%)	2.89	2.97	3.19	3.18	3.37	4.11	4.19	4.87	4.30	4.71	4.21	3.99
Number of bills with error complaints, in the Domestic Long-Distance mode, for every 1,000 bills issued (target of 2%)	1.83	1.67	1.84	1.93	2.13	2.97	3.99	3.21	4.08	4.23	4.29	4.28
Rate of challenged bills with credit returned to the user, referring to the local mode (target of 98%)	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00
Rate of challenged bills with credit returned to the user, referring to the Domestic Long-Distance mode (target of 98%)	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00
Rate of collection document delivery to the subscriber with 5 days antecedence of the expiration date (target 100%)	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00
Network’s Modernization Targets
Local network digitalization rate (target of 95%)	99.99	99.99	99.99	99.99	99.99	99.99	99.99	99.99	99.99	99.99	99.99	99.99
Total number of accomplished targets (target of 31)	29	29	29	28	28	28	28	28	28	28	28	28

Strategic Guidelines

Long-term scenario analyses clearly show that the main drivers of change in the industry for years to come will be: fixed-mobile replacement; growth and consolidation of broadband as the main access in customers’ homes; growing demand for electronic content, leveraged by digital TV; and the breaking of barriers that used to separate various sectors, leading to converging operators (multiservice providers). It is worth mentioning the role of new technologies as well, which will contribute to removing nearly all the barriers that prevent broader competition.

Strategic Priorities

Meet customer needs by means of convergent and integrated services. In compliance with customer needs, Brasil Telecom offers integrated service packages: Triple Play and Quadruple Play. The company offers a broad portfolio of services, including fixed and mobile services, video, broadband Internet, solutions for corporate data communication (including Cyber Data Center), and Internet service.

Provide high-quality service. Armed with the knowledge that customers are the main source of income, we will seek means of meeting and exceeding customer expectations, both in the services offered and in managing customer relationships with the Company.

Expand the mobile service, ensuring profitability. Although Brasil Telecom was the fourth player to enter the mobile telephony in its region, its operations have been very successful. Profitability is ensured by national synergy, reductions in the subsidies of handsets, and the offering of fixed-mobile services customized to meet customers’ needs. The intranet traffic incentive reduces interconnection costs. With 3G technology, innovative applications will enable an increase in the share of these new services in Brasil Telecom’s revenues.

Be an interactive media provider, promoting unique experiences in the IP environment. In order to attain this goal, Internet Group—Brasil Telecom’s Internet business unit, which includes the activities of Internet providers iG, iBest, and BrTurbo—follows a strict strategy of unifying its management, combining platforms and services, diversifying content (games, music, videos, etc.), and investing in interactivity projects and convergence with the IP environment. The goal is to become the leading brand in Internet media.

Focus and strengthen customer relationships. Customer relationships have been developed based on the “customer experience chain” concept, which continuously manages and assesses all eventual points of contact between the customer and Brasil Telecom. Intelligent market segmentation ensures that every customer segment gets adequate and specialized service to meet its needs. Monthly surveys are carried out with the purpose of continuously assessing the efficiency of the process and levels of customer satisfaction, and of ensuring continuous relationship enhancement.

Offer unique new services, taking advantage of the opportunity to use emerging technologies. Brasil Telecom is the only Brazilian operator to take part in important international groups for technological definition, such as FMCA and TISPAN. Brasil Telecom is one of the founding members of FMCA (Fixed-Mobile Convergence Alliance), a world reference group for fixed-mobile converging services. TISPAN (Telecommunications & Internet Converged Services & Protocols for Advanced Networks) is the main global entity for the standardization of fixed line architecture technological evolution.

A NEW COMPANY FOR A NEW KIND OF CUSTOMER

2007 entered Brasil Telecom’s history books as the Year of the Customer. In a much-commented decision, Brasil Telecom’s management resolved to make customers the center of its decisions. Operating in a market as competitive as telephony, the management decided to make Brasil Telecom unique in the quality of services provided, becoming a benchmark in the industry. The goal is to acquire and retain customers, establishing long-lasting relationships as a result. With this in mind, the entire company mobilized around the “Ryan Project”, whose name clearly defines its challenge: to recover our customers, offering services that meet and exceed their needs.
In order to accomplish this mission, Brasil Telecom sought out for the necessary abilities and resources. Work began with an external diagnosis, which pointed out weaknesses and room for improvement. From there, sixty initiatives were defined, including personnel training and reaction improvement; the revision of internal processes, and the development of new products in line with customer expectations. In summary, it is a revolution in the Company's culture.

Project Ryan has as its premise the effective participation of the Company's higher management in matters related to customer service quality. The project is led by the Executive Committee, with the participation of all areas involved in the customer relations front, and integrates the group of strategic projects prioritized and systematically monitored by the Company's CEO.

BrT Call Center and excellence in service

One of the most important outcomes of this venture was the decision made by Brasil Telecom’s management to establish a new company to take over its entire service operation. With the creation of the subsidiary, called Brasil Telecom Call Center, the Company will manage all customer relation processes. Behind this decision is the view that, in order to have excellence in service, people in contact with customers must have “Brasil Telecom’s philosophy” in mind.

To support this movement, Brasil Telecom invested close to R$50 million in service infrastructure and technologies, with a highlight on the completion of the Goiânia call center, one of the most modern in Brazil, with 14 thousand sq. m. and an installed capacity of 2,100 call attendants.

Brasil Telecom also maintains call centers in the cities of Florianópolis (SC), Campo Grande (MS), and Curitiba (PR), with a total capacity of 5,400 attendants, offering customers various service channels: information services 102; post-sales for fixed lines; mobile and broadband services; sales and credit recovery services; physical service in stores; and an Ombudsman’s office, in addition to the electronic channels “Fale Conosco” (Talk to Us), “Chat”, and “Website”, available as an option to Internet users.

Brasil Telecom also invested in the development and training of its customer service personnel, using the nationally-recognized tools of e-learning.

OUR PEOPLE

Brasil Telecom has built its people management process on the principle that employees are its most valuable asset. Well-prepared and committed professionals are decisive in obtaining results. However, in order to attract and retain these talents, one must invest in formation, develop their potentialities, and recognize their achievements.

An example of the degree to which Brasil Telecom trusts its staff was the decision to provide customer service internally. This initiative resulted in a significant increase in the number of employees, closing 2007 at 16 thousand people. The strategy is in line with the Company's intense pursuit of excellence in consumer relations. The success of the task depends on a team that is well-versed in the company’s values and goal, which are based on transparency and respect for customers.

Employee Profile

Brasil Telecom closed the year with 16,769 employees. Of the total number of employees, it is worth highlighting that 10,866 became employees of the company after the call center operation was moved internally.

Number of Employees per Company

Company	2007	2006	Variation

Brasil Telecom S.A.	4,819	4,742	1.6%
Brasil Telecom Móvel	616	636	-3.1%
Internet Group	345	344	0.3%
Globenet	30	25	20.0%
Brasil Telecom Comunicação	91	86	5.8%
Multimídia
Vant	2	2	-
Brasil Telecom Call Center	10,866	0	100.0%

Total	16,769	5,835	187.4%

Number of Employees per Position

Position	2007	2006	Variation

Sales	2,095	2,069	1.3%
Customer Relations	10,860	104	10,342.3%
Network	2,036	1,978	2.9%
Expansion	479	479	-
Operation	1,557	1,499	3.9%
Information Technology	304	358	-15.1%
General and Administration	1,309	1,208	8.4%
Authorized Agents	165	118	39.8%

Total	16,769	5,835	187.4%

Length of Service Distribution

Length of Service	2007	%	2006	%	Variation

Up to 2 years	12,855	76.7%	2,282	39.1%	463.3%
3 - 5 years	1,190	7.1%	901	15.4%	32.0%
6 - 10 years	970	5.8%	971	16.6%	-0.1%
11 - 15 years	493	2.9%	371	6.4%	32.9%
16 - 20 years	282	1.7%	371	6.4%	-24.0%
21 - 25 years	319	1.9%	315	5.4%	1.3%
26 - 30 years	490	2.9%	510	8.7%	-4.0%
Over 31 years	170	1.0%	114	2.0%	49.1%

Total	16,769	100.0%	5.835	100.0%	-

Average	3 years		9 years		-

Companies providing services to Brasil Telecom employed 32,713 people at the end of 2007 in: the maintenance and operation of internal and external facilities, housekeeping, security, corporate security, and information systems maintenance.

Attraction and Retention of High-Performance Professionals

Attraction Programs

The Internship Program is still the main point of entry for young people beginning a career. In 2007, 221 university students were interns in the Company.

Another important investment aimed at attracting professionals was the reopening of Brasil Telecom’s Trainee Program. Seventeen young professionals were hired to work at the Headquarters beginning in 2008, following a thorough selection process among approximately one thousand candidates.

We chose professionals with traits that value, particularly, the spirit of serving with excellence. Throughout 2008, the new graduates will undergo a consistent development program involving job rotation (working in various areas), monitoring by tutors and mentors; and training programs focused on management in partnership with an institution renowned locally and internationally.

Brasil Telecom’s goal is also to attract professionals with international experience. To this end, since 2002 it has invested in the Summer Program, which has already brought together ten Brazilian professionals who attended an MBA course in first-tier overseas universities (the best according to Business Week ranking) to work on the Company’s strategic projects during their summer vacations. The retention ratio of these professionals in leadership positions is fifty per cent upon course completion.

Retention Programs

Brasil Telecom considers the effective management of high-performance professionals a strategic and competitive advantage, and uses this strategy to retain them as Company employees. In this context, in 2007 the BrT Potentials Management program was created, which consists of initiatives divided into three pillars. These initiatives are implemented soon after the unique professionals are identified.

i) Development: The preparation of an individualized program to leverage and supply the professional’s potential, either through training programs, or by allocating these executives to challenging projects;

ii) Acknowledgement: The adoption of unique acknowledgement practices, emphasizing the value of meritocracy by paying variable remuneration and awarding superior performance; and

iii) Relationship: The definition of mechanisms that narrow the distance between the high-performance professional and the various levels of the organization, expanding his or her relationship network and access to strategic information.

In addition, Brasil Telecom encourages the participation of all of its employees in the internal career change program, for it believes that a consistent offering of opportunities motivates and retains aspiring professionals.

Education and Development
Brasil Telecom’s education process aims to promote the necessary abilities to reach results, enabling employees to perform their tasks equipped with full technical knowledge. To this end, Brasil Telecom makes use of the following education and development channels:

  E-learning Portal: 400 online courses are available at the portal for professional self-development, including content related to products, services, systems, processes, and procedures, in addition to an integration program for new employees.

  BrTV: corporate channel that broadcasts institutional, technical, and behavior-related content to Brasil Telecom employees.

  Virtual Classroom: allows for the simultaneous tutoring of students remotely connected to a virtual instructor.

The Company also invests in the technical education of its employees, offering, since 2005, the Professional Masters Degree Program with emphasis on telecommunications in partnership with Brasília University. This master’s degree, which is fully customized to meet Brasil Telecom’s needs, aims to qualify our professionals in technological trends in years to come. The major benefit of the master’s degree is the generation and later implementation of cutting-edge projects in the areas of Engineering and Systems, which drive our business.

Despite all the investments in training our employees, Brasil Telecom believes that leadership is the main motivator for team development. Therefore, it invests in programs that offer unique training for its managers, with a special highlight on the Management Development Program. This program is targeted at strengthening the Company's values, and accelerates the development of managerial abilities, thus ensuring the acquisition and enhancement of the abilities necessary to achieve strategic goals. In 2007, 400 formal leaders completed the first step of the Program, which consisted of building Brasil Telecom’s management model in a shared manner. This model guides all the development activities of the Company's managers, and is based in a number of leadership abilities deemed as essential to place the Company at the market’s forefront.

Acknowledgement

At Brasil Telecom, superior-performance employees are rewarded financial incentives and corporate awards.

Awards Program

Since 2000, the People in the Spotlight Program has acknowledged employees, who, individually or in a team, implemented projects that made a difference both through their innovative and creative characteristics and through the results achieved. Categories and awards are reviewed for each cycle, ensuring that they remain in line with the Company's strategy. Acknowledgement is made in an official ceremony with the attendance of the CEO and executive officers.

Implemented in 2002, the Sales Charge Program has been exceeding expectations; therefore, it is reissued every year with a different theme. The 2007 appeal carried the title: “Negócios da China” (“Bargain Deal”), and will award winning employees with trips to China for the Beijing Olympic games. The program, whose purpose is to promote sales, presents monthly awards to the best in each branch, in addition to awarding all the salespeople who have met their proposed challenges.

Financial Incentives

The purpose of the Bonus Program is to acknowledge all executives for achieving the strategic goals set forth for the year. The program is reviewed and approved annually, and is based on market surveys, guidance by the Board of Directors, and Brasil Telecom’s strategic positioning. It is targeted at managers and is a result of the unfolding of Brasil Telecom’s targets. The bonus is given as a means of guiding the perception and activities of managers, as well as rewarding them for achieving the goals defined by the Company. With the same philosophy in mind, Brasil Telecom acknowledges other employees (not managers) by means of the PSP: Profit Sharing Program.

Brasil Telecom also uses a stock option program as a financial acknowledgement tool. This program aims to converge the long-term interests and targets of the Company and its executives; to retain strategic employees; and to provide guidance for a long-lasting business vision. To this end, the Company currently maintains two programs:

i) The 2000 Program granted stock options for the Company's preferred shares, in 2002, 2003, and 2004, to a group of senior executives, 21 of whom are still with the Company. Executives are already entitled to exercise all options granted thereto, with the exception of the last lot, which may be exercised as of January 2008.
ii) The 2007 Program granted stock options for a basket of Company-preferred and common shares to a group of 65 senior executives. The options have a grace period of one year, and only 25% of the options may be exercised each year.

OPERATING PERFORMANCE

Serving an extensive customer base with distinct needs—such as residential subscribers and corporate customers—will always be challenging. Over the past years, Brasil Telecom has stood out for its capacity to innovate its supply, and was the first the launch products such as: IPTV (transmission of movies on-demand using the broadband platform); the Único (a mobile phone that transmits signals to the fixed line network while in the residential environment, thus reducing costs for the subscriber); and the Pula-Pula (free minutes in function of the volume of incoming calls), among others.

In 2007, over 885 thousand customers were added to mobile operations and 250 thousand to the broadband service, totaling—jointly with fixed line operations—a customer base of over 13 million customers: a growth of 5.7% year-on-year.

Fixed line

In 2007, competition increased from both paid-TV companies and mobile operators that had positioned themselves in the market with alternative plans and solutions for traditional fixed line telephony.

We also observed a continuous reduction in the penetration of fixed lines, a consequence of fixed-mobile migration. This change was accelerated by a reduction in the price-per-minute charged by mobile operators, associated with a strong presence of mobile operators in mass media.

At the end of 2007, Brasil Telecom’s terminal network was composed of 10.4 million installed lines, 8 million of which were in service, as follows:

Indicators – Fixed line network

NETWORK	2007	2006	Variation

Lines Installed (in thousands)	10,376	10,423	-0.4%
Lines in Service – LES	8,034	8,418	-4.6%
Average Lines in Service – LMES (in thousands)	8,049	8,520	-5.5%
LES/100 Inhabitants	18.2	19.4	-6.0%
TUP/1,000 Inhabitants	6.4	6.4	-
TUP/100 Installed Lines	2.7	2.7	-
Utilization Rate	77.4%	80.8%	-3.3 p.p.
Digitalization Rate	100%	100%	-

Given this scenario, Brasil Telecom focused its activities on the maintenance and profitability of its terminal base, as well as on the expansion of products and alternative plans offered.

Among the alternative plans offered, the highlight is the “Conta Completa” (Full Bill) plan, which leveraged sales of alternative plans with participations above 60% in the 2007 sales mix. This plan allows customers to choose the amount of minutes according to their usage profile, for each type of call: local fixed line, to mobile phones, and long-distance calls.

In the economic plans segment, the “Controle Total” (Total Control) plan was created, a 100% prepaid plan with monthly billing and minutes that may be used both in local fixed-mobile calls within Brasil Telecom’s network and between fixed line telephones of any operator. In addition, there is the possibility of topping up via the Cartão Único (Single Card) in the amounts of R$15, R$20, R$30, and R$60.

In addition, plans have been created to assist customer retention, with the new offers called “Brasil Total” and “Brasil Total Negócios” (Brazil Total Business),

with packages that include local fixed lines, long-distance, intelligent services, mobile telephony, and broadband.

In compliance with ANATEL’s Resolution 423, Brasil Telecom successfully concluded, on July 31, 2007, the complex implementation of the conversion in billing, from pulses to minutes, for local calls between fixed lines.

This change in billing enabled the Company to offer its customers an easier way to monitor and control their expenses, and to make better use of the advantages of alternative minutes consumption plans.

Proceeding with the strategies of promoting the adoption of alternative plans, and approaching the market in an increasingly segmented manner, at the end of 2007 Brasil Telecom had 3.5 million lines in alternative local fixed line plans, representing 44.1% of lines in service, as follows:

Alternative Local Fixed Line Plans

Brasil Telecom maintained its leading position in the long-distance market, and recorded an average market share of 90.0% in the intra-regional segment and 84.80% in the inter-regional segment. The Company closed the year with a 64.0% market share in the inter-regional segment and 38.6% in the international segment.

The highlights in long-distance plans are: “14 Simples” (Simple 14), with 30 minutes for domestic long-distance calls; “14 Meu Perfil” (14 My Profile), with different tariffs for in-state calls; and “14 Minhas Cidades” (14 My Cities), with discounted tariffs for three cities chosen by the customer.

Tariffs

With regard to 2007 tariffs, ANATEL authorized Brasil Telecom to adjust tariff items in the Basic Plans of Local and Domestic Long-Distance (DLD) Services, pursuant to the Concession Agreements. Average adjustments authorized for the local and DLD services amounted to 2.14% . The Local Network Use Tariff (TU-RL) was adjusted by 2.14% and the Interurban Network Use Tariff (TU-RIU) was reduced by 0.13% . Basic PSTN Plans, Local and DLD, for calls involving mobile phones, VC-1, VC-2, and VC-3 were adjusted by 3.29%, as of July 20, 2007.

Mobile Telephony

By the time it completed three years of operation, Brasil Telecom Móvel had reached over four million subscribers. Although Brasil Telecom Móvel was the fourth-largest operator providing service in the region with the greatest penetration rates in Brazil—Region II—the Company's goal has always been to be the leading integrated operator offering all telecom solutions to the customers in its operation area. The total number of connections grew 36%, whereas the Brazilian market grew, on average, 21%.

During 2007, Brasil Telecom implemented coverage to 54 new locations, and now serves a total of 873 locations, or 87% of Region II’s population, representing an increase of 6.6% year-on-year. In addition, several expansions have been performed to previously-served locations.

In the Northern and Mid-Western states (Area 7), Brasil Telecom Móvel occupies third position in market share in six states: the Federal District, Goiás, Mato Grosso, Tocantins, Acre, and Rondônia. In other states, the Company holds fourth place.

In 2007, the number of gross additions to Brasil Telecom Móvel reached 2.6 million connections, due mainly to the quality of services provided and to Brasil Telecom’s vocation for innovative solutions. The following offers were launched in this period: “Fale de Graça no Orelhão” (Talk for Free from Public Phones), “Fale de Graça à Noite” (Talk for Free at Night), and “Fale de Graça aos Domingos” (Talk for Free on Sundays), through which Brasil Telecom Móvel’s customers may place free calls to Brasil Telecom’s fixed and mobile terminals. The inclusion of the lines in service of Brasil Telecom Fixa as possible destinations for these calls increased the number of possible connections from around 4.3 million (total BrT Móvel customers) to approximately 12.3 million (total mobile and fixed line customers).

Aiming to increase revenues from mobile data communication, new functionalities were created by means of Internet services and content, such as Orkut (social networking), Glu (games), Som Licre (music), and Discovery.

The Company also executed partnership agreements with content companies, such as Dada.net, Blinko, Spin My Mobile, Flycell, Ligaki, Memo, Sony Pictures, Neo Network, and Móbile Streams, in addition to making the e-mail package “Escritório Móvel” (Mobile Office) available through Nokia’s Intellisynk solution. Several offers and initiatives have been made to services and content already available to customers. The initiatives generated discounts for multimedia messages and prizes resulting from cultural contests, such as the m-Encontra service promotion, in which customers could win cruises to the Brazilian Northeast.

By the end of 2007, Brasil Telecom counted on 3,017 points of sale, distributed among 28 own stores, 35 kiosks, 683 authorized agents, and 2,271 resellers in the main retailer chains, as well as 76 top-up distributors, serving approximately 120 thousand active points of sale.

Tariffs

The tariff adjustment contributed to the increase in Brasil Telecom Móvel’s revenues. In 2007, postpaid plans were adjusted 5.7%, without, however, affecting their competitiveness.

Evolution of Mobile Accesses

Data Communication

Brasil Telecom added 250.1 thousand broadband (ADSL) connections to its network, totaling 1,567.8 thousand connections by the end of the year: a growth of 19% year-on-year. The 19.5% penetration rate of these connections over fixed lines in service, the greatest among fixed line concessionaires in the country, is a strategic support for the offering of new services and applications.

Continuous growth in broadband Internet services was maintained throughout the year, supported by the expansion of the Turbo portfolio (commercial name of ADSL) with the launching of three new standard connection speeds: 2MB, 4MB, and 8MB, as well as higher speeds on-demand, based on ADSL 2+ technology, and through the offer of quadruple play packages in partnership with Sky. These speeds aim to meet the demand for new tools and audio and video content, typical of Web 2.0 available to users. More than half of the 1,565 locations served with broadband already possess ADSL 2+ technology, and will provide customers with access to new services, such as IPTV.

ADSL Connections

Brasil Telecom has also expanded its range of options for dial-up access to the Internet, which is the entrance portal to broadband service. In 2007, the Company created plans that enabled dial-up access to the Internet with fixed monthly payments, such as “Internet Toda Hora” (Internet All the Time) and “PC Conectado” (Connected PC). The latter is an alternative commuted fixed line plan that supports the Federal Government’s Projeto Cidadão Conectado: Computador Para Todos – Connected Citizen project: Computers for Everyone, to promote the digital inclusion of lower-income households. The plan offers, in addition to voice services—another service that is specific to dial-up access to the Internet—at very low prices, allowing users to expand their habit of accessing the Internet beyond reduced-tariff hours.

In addition, in 2007 Brasil Telecom offered its customers mobile broadband access with the 2G EDGE technology. Next year, this service will be offered in 3G (1.8 GHz and 2.1GHz) . Fiber optic solutions for broadband Internet access, FTTH and FTTB (Fiber to the Home and Fiber to the Building), have been installed in Brasília and Porto Alegre. As a supplement to the fixed system

(mainly ADSL), wireless high-speed Internet access systems (WiMAX) were installed in Curitiba, Porto Alegre, and São Paulo.

Converging Products

Convergence has come into demand from a wide variety of consumers. In view of this, Brasil Telecom has been investing the development of converging solutions for fixed and mobile; and broadband and video services. This year, we signed a partnership with Sky, which allowed the Company to offer packages including Digital Paid-TV.

Telefone Único: An innovative solution in Brazil and in the world that uses CTP (Cordless Telephony Profile) technology, allowing for fixed and mobile voice services to be used in the same mobile handset. With the product, Brasil Telecom builds loyalty with customers in the fixed telephony base; increases its market share in mobile telephony, offering new value-added services; promotes the sale of postpaid plans; and maximizes the efficiency of the fixed line and mobile networks.
Cartão Único: This card enables customers, through the acquisition of top-ups (R$15, R$20, R$30, and R$60), to recharge in all prepaid services, fixed terminals (AICE, Total Control, and Ligmix), and mobile terminals of Brasil Telecom.
PABX Virtual Único: PABX Virtual Único is a converging solution to meet corporate needs. With it, the customer no longer has acquisition, operation and maintenance costs over PABX equipment, since the entire infrastructure is housed by Brasil Telecom. With this, the Company was the first operator to converge fixed and mobile lines in branches.
Quadruple Play – Sky Partnership: In this commercial partnership with SKY, Brasil Telecom offers packages including fixed line and mobile services, broadband, and Digital Paid-TV. This offer consolidated throughout 2007 as a competitive advantage against other Triple Play offers by the competition. The package accounts for approximately 10% of all Brasil Telecom broadband sales.

Internet Providers

The relevance of the Internet in Brazil is represented by the increase in single visitors and connection times. With approximately 21.4 million Internet users, we are the leading country in time spent online. According to Ibope/NetRatings, residential Internet users spend an average of 23 hours online per month. In response to this scenario, advertising investment on the Internet is expected to grow 30% in 2007, according to estimates by the Inter-Meios project.
With an eye on market changes, Internet Group, Brasil Telecom’s business unit, intends to become the leading brand in interactive media. The goal is to reach this target through investments in interactivity from the extension of the current products and services platform.
Internet Group, which includes the activities of Internet providers iG, iBest, and BrTurbo, is the largest Internet provider in Brazil, with 4 million users of free dial-up connections; and the second largest broadband Internet provider in the Brazilian market, with 1.34 million paying subscribers at the end of 2007. Traffic generated by connected customers reached 44.6 billion minutes in 2007. iBest and iG accounted for 66.8% of the minutes of Region II in the first eleven months of 2007, positioning Internet Group as market leader in the region. As for broadband, the group grew by 27% in number of subscribers year-on-year. Of all broadband customers in Region II, 69% are estimated to be customers of iG or BrTurbo, positioning the company as the region’s market leader.
The paying customer base of Internet Group’s value-added services grew 134% between 2006 and 2007, reaching 750 thousand customers. This increase was led by products aimed at residential consumers, among them Protégé (antivirus), Resolve (24/7 technical support by phone), and Educa (content product targeted at family education).
According to Ibope/NetRatings, in December, 2007, Internet Group ranked third place among its main national competitors, with over 11.2 million single residential visitors, representing an annual growth of 43%. 2007 was a year marked by the launching of the new portal and new channels, such as Celebridades (Celebrities), Tecnologia (Technology), Eu na Web (Me on the Web), and others.

For iG, the Internet user plays the main role, and this is why the portal launched, in early 2006, the campaign “O mundo é de quem faz” (The world belongs to those who make it), introducing the concept of leadership by the masses. Minha Notícia (My News), created in June of that year, was the first Internet space in Brazil created for so-called Citizen- or Participative Journalism, which is considered a global trend, and places the portal ahead of other Brazilian Internet portals. In line with this proposal, iG makes several tools available to Internet users, such as blogs and MinhaTviG, which allows users to create, edit, and distribute content.
The portal—focusing on the continuous innovation of products and services—created in 2007, for the first time on the Internet, the position of ombudsman; it launched the Essay Manual of the online newspaper, which pursues greater transparency in the processes and standards used to verify, edit, and publish news; and established partnerships with Google and Kaizen Games. The unique partnership in the Brazilian market with Google enables iG to offer its subscribers and users cutting-edge products and services, such as e-mail and a search engine. As for e-mail, the Google partnership extended Gmail to 7.8 million iG e-mail accounts. For its part, the association with Kaizen Games enabled iG to bring the virtual world of Second Life to Brazil. Second Life, which already has 11.9 million residents worldwide and 644 thousand participants in Brazil, expands the concept of a game to the parallel virtual universe, promoting the creation of communities. iG’s successful results come not only from internal efforts in developing content, technological platforms, products, and services, but also from the continuous focus in meeting the needs of subscribers and Internet users.

VIDEON: THE FUTURE ON YOUR TV

Brasil Telecom works to enhance the experience of customers throughout their entire relationship with the Company: from the advertising campaign; through all the stages of obtaining the service, using the service, and billing; to loyalty building.

It was through thinking of its customers’ comfort and reassuring its commitment to offering innovative services as a converging operator that Brasil Telecom launched, in 2007, the first Internet Protocol Television (IPTV) service. Named Videon, the product distributed, through the Company’s ADSL 2+ broadband infrastructure, audiovisual content over Internet Protocol.

The service is initially being offered in Brasília, but it will be expanded to the main capitals and cities in the region where Brasil Telecom operates in 2008.

Videon is a cutting-edge product that revolutionizes the way audiences watch TV. It offers a library of audiovisual content, composed of unique content such as movies, documentaries, concerts, children’s shows, and cultural shows. With similar functions to a DVD device, the service offers approximately 500 hours of programming, which may be enjoyed at any time, regardless of the programming schedule.

The Company has signed partnerships with international providers, among them MGM, Disney, Universal, DLA, Playboy, Turner, and Viacom (Nicklodeon and VH1), in addition to agreements with Brazilian producers such as TV Cultura, Lumiére, SESC TV, the Ministry of Education, and TV Escola. There are other ongoing negotiations aimed at further improving content offered and increasing the range of options to customers.

In addition to local movie rental, Brasil Telecom also provides Videon customers with the so-called Subscription Video on Demand (SVoD), which is the rental of specific content, grouped by theme or TV series, such as educational programming, children’s shows and documentaries.

The IPTV offer has only been possible because Brasil Telecom possesses the most complete high-speed network among all fixed line and mobile operators in Brazil. With Videon, the Company reached a new technological level. The greatest beneficiary is the customer, who can, according to his or her profile, design a programming schedule and use an even wider range of services.

Current legislation forbids the Company from offering regular paid-TV channels to its concession area. Pending a change in this law, however, Brasil Telecom is prepared to expand its service.

ECONOMIC AND FINANCIAL PERFORMANCE

Revenue

Brasil Telecom’s gross revenue totaled R$15,997.4 million in 2007, an increase of 5.9% year-on-year. The increase in participation of data communication services and mobile telephony show the success of the Company's revenue diversification strategy.

Gross Revenue Breakdown (R$ million)

Fixed line Average Revenue per User (ARPU)—excluding data communication—totaled R$79 in 2007, up 11% from 2006, as a result of the Company's strategy to restrain fixed line revenue erosion. Including data communication, ARPU recorded in 2007 totaled R$98.5, showing continuous growth in ADSL penetration.

Revenue from Data Communication and Mobile Telephony

Gross revenue from data communication and other services of the main activity reached R$2,769.2 million, an increase of 22.3% year-on-year. This increase is due mainly to the larger ADSL customer base, which posted a growth of 19%.

ADSL recorded an ARPU of R$71.7 in 2007, an increase of 6.9% year-on-year, as a result of its strategy to prioritize the sale of the products with the highest profitability and fastest connection speeds.

Consolidated gross revenue from services with mobile telephony was up 41.9% from 2006. The increase results from the “full bill”, and especially from the growth in the mobile base.

The “full bill” model, implemented by ANATEL in early 2006 to regulate interconnections between mobile operators, determines that all calls should be charged. Previously, calls were only charged when the difference between operators’ outgoing and incoming traffic was greater than 55%.

Total ARPU for mobile telephony continues to be one of the greatest in the country, at R$34.2 in 2007. Postpaid ARPU was R$52.6, and prepaid ARPU amounted to R$28.5. The improved profitability was also the result of commercial policies where the main advantage offered to Brasil Telecom’s customers were discounts in minutes for intranet calls, while outgoing calls to other operators were charged at competitive rates.

Operating Costs and Expenses

In 2007, operating costs and expenses totaled R$7,261.5 million, an increase of 6.7% when compared to the R$6,802.7 million recorded in 2006, due primarily to increases in interconnection expenses (which followed the revenue growth), provisions and losses, and other commercial expenses.

Operating Costs and Expenses
(Excluding Depreciation and Amortization)

In 2007, personnel costs and expenses amounted to R$648.9 million, a drop of 2.6% year-on-year. By the end of 2007, 16,769 people were employed at Brasil Telecom, 5,287 of whom were employees in the fixed telephony, data, and Internet providers segment; 616 at Brasil Telecom Móvel; and 10,866 became employees of the Company in December, when customer services became an internal area.

Costs and expenses with outsourced services, excluding interconnection, advertising, and marketing, totaled R$2,268.3 million in 2007, nearly stable as compared to the previous year’s figures, reflecting the Company's strategy to control outsourcing expenses. It is worth mentioning the bid opened by Brasil Telecom to choose a single partner for the maintenance of the fixed line, mobile, and data communication networks. This model, the only one in the world on such a scale, will be implemented in early 2008, and aims to explore the scale effects in the operations of the supplier, and, subsequently, to reduce network maintenance costs.

Interconnection costs totaled R$2,318.9 million at the end of 2007, an increase of 9.6%, due to growth in the customer base of mobile operators, and to the integral impact of “full bill”, partially offset by the 20% reduction in TU-RL, as of January 1, 2007, and by the increase in Brasil Telecom Móvel’s market share.

Advertising and marketing expenses totaled R$164.4 million in 2007, an increase of 10.3% year-on-year, reflecting the focus on advertising expenses for the acquisition of mobile customers. Despite the increase in this item, mobile SAC showed strict control over expenses with subsidies and commissions.

Costs and expenses with materials and goods totaled R$380.2 million in 2007, a reduction of 7.7% year-on-year, reflecting smaller expenses with the Cost of Goods Sold, despite an increase in mobile handset sales.

Losses and provisions for losses with accounts receivable (PCCR) over gross revenue, at the end of 2007, stood at 2.2%, and totaled R$348 million, with a reduction of 9.5%, due to stricter criteria for loan granting and greater billing efficiency.

In 2007, provisions for labor, tax, and civil liabilities amounted to R$650.9 million, an increase of R$162.8 million year-on-year, due primarily to indexation and to the increase in the risk of losses for labor, civil, and tax claims.

Depreciation and amortization costs totaled R$2,470.8 million in 2007, 9.3% below 2006, due to the increase in fully depreciated assets.

Other operating costs and expenses amounted to R$481.9 million in 2007, up 35.5% from 2006. This increase resulted from 2006 non-recurrent expenses, such as R$58.4 million related to state and federal tax recovery, and R$53.1 million in agreements executed with other telephony operators for litigation assignment.

EBITDA

Brasil Telecom’s consolidated EBITDA totaled R$3,797 million at the end of 2007 (composed of operating profit – R$836.9 million, plus expenses with depreciation and amortization – R$2,470.8 million, and financial expenses, net

– R$489.3 million). The consolidated EBIDA margin stood at 34.3% in the period, against 33.9% in 2006.

EBITDA (R$ million) and EBITDA Margin (%)

It is worth mentioning that in 2007, mobile operation started generating positive EBTIDA for Grupo Brasil Telecom. Mobile EBITDA increased from negative R$14.3 million in 2006 (negative 11.4% margin) to R$53.9 million in 2007 (3.1% margin).

The R$53.9 million of mobile EBITDA (negative R$142.3 million in 2006) is composed of operating losses – R$271.4 million (R$511.7 million in 2006), plus expenses with depreciation and amortization – R$385.9 million (R$335 million in 2006), less financial expenses, net – R$60.6 million (R$34.4 million of financial expenses, net, added in 2006).

BrT Móvel’s EBITDA evolution (R$ million)

Net Income

Brasil Telecom recorded a net income of R$671.3 million in 2007, equivalent to R$1.8519 per share. Net income per ADR in 2007 amounted to US$9.2594.

Indebtedness

At the end of 2007, Brasil Telecom’s consolidated gross debt totaled R$4,383.4 million, 88.7% of which was allocated to the long-term.

On April 17, 2007, Brasil Telecom S.A. exercised its option of advance redemption set forth in the Deed of the 4th Issue of Debentures, the 3rd Public Issue, as informed to debenture holders on March 28, 2007. A total of R$521.1 million were disbursed to pay for the redemption of all debentures.

Brasil Telecom closed 2007 with a balance of cash and other investments in public and fixed income securities in the amount of R$3,893.5 million, against cash and investments in the amount of R$4,063.4 million at the end of 2006. Consolidated net debt reached R$489.9 million, accounting for 12.9% of EBITDA.

In 2007, debt pegged to exchange rate variation, not taking into account hedge adjustments, totaled R$731.6 million, R$395 million of which was in USD, R$94.7 million in the BNDES currency basket, and R$241.9 million in Yen. In 2007, Brasil Telecom was hedged against 80.6% of the debt pegged to exchange rate variation, resulting in a total exposition of only 3.6% of the total debt.

CAPEX

In 2007, Brasil Telecom’s CAPEX totaled R$1,398.8 million, R$1,120.0 million of which were invested in fixed line services (including voice, data, information technology, and regulation), and R$278.8 million in mobile telephony. When compared to 2006, investments posted a reduction of 3.6%, due mainly to the effects of exchange rate variations, reductions in regulatory investments, and a continuous renegotiation with suppliers.

CAPITAL MARKETS

Once again, Bovespa showed positive performance in 2007, with an appreciation of 43.6% year-on-year, resulting from economic growth, political stability, an improvement in foreign investors’ opinions about Brazil, and the faith of the market in the economic policy of Brazil’s government.

At the end of 2007, Brasil Telecom Participações S.A.’s market value, calculated at the weighted average of the prices of common and preferred shares, totaled R$12,215 million, an appreciation of 38.7% year-on-year.

Share Performance

	Closing Price 12/31/2007	Performance
		12 Months	24 months
Common Shares (BRTP3) (in R$/share)	46.50	33.9%	97.3%
Preferred Shares (BRTP4) (in R$/share)	26.02	44.1%	53.3%
ADR (BRP) (in US$/ADR)	74.58	82.2%	123.2%
IBOVESPA (points)	63,886	43.6%	91.0%
ITEL (points)	1,223	16.1%	28.5%
IGC (points)	6,801	31.5%	85.9%
Dow Jones (points)	13,265	6.4%	23.8%
Market Cap (Million)	12,215.4	38.7%	73.0%

The Extraordinary General Meeting held on April 27, 2007 approved the reverse split of the shares of Brasil Telecom S.A. and of Brasil Telecom Participações S.A., and, subsequently, the number of shares reduced by three digits.

Share Ownership

Dec/07	Common	%	Preferred	%	Total	%
Solpart Participações S.A.	68,356,154	51.0%	-	0.0%	68,356,154	18.8%
Free Float in ADR	-	0.0%	137,885,365	60.0%	137,885,365	37.9%
Treasury	1,480,800	1.1%	-	0.0%	1,480,800	0.4%
Free float at Bovespa	64,194,734	47.9%	92,052,160	40.0%	156,246,894	42.9%

Total	134,031,688	100.0%	229,937,525	100.0%	363,969,213	100.0%

MANAGEMENT OF CORPORATE RISKS

It is Brasil Telecom’s opinion that risk management is an essential part of good corporate governance practices. The goal is to preserve business integrity, as well as the integrity of material and financial assets. The Governance Model for the Management of Corporate Risks is based on the following pillars:

Risk Factors Monitoring

Strategic Risk

The trend of partial substation of fixed line traffic to mobile telephony is currently being studied by Brasil Telecom. In order to mitigate this risk, the Company has defined the development of new paths for growth as one of the pillars for its business strategy, having as its main initiative the acceleration of revenue growth both in mobile telephony and data transmission.

Financial and Market Risk

Brasil Telecom’s loan and financing operations are subject to market risks, among which are the variation in interest rates, inflation, and the exchange rate, which are constantly monitored by the Company.

In order to mitigate exchange rate risk, Brasil Telecom has contracted hedge operations from financial institutions, with 3.6% of all indebtedness exposed to exchange rate variation.

With regard to financial investments, Brasil Telecom tends to be conservative in its investment choices. Investments are maintained in financial investment funds (FIFs), and investments in own portfolio in private securities (CDBs) issued by first-tier financial institutions, federal notes, sovereign notes issued by governments with excellent credit risk and overnight operations, backed by notes issued by financial institutions abroad, with low credit risk. Portfolios of FIFs are composed mainly of federal notes and CDBs issued by first-tier financial institutions. Exposure to market risk is monitored daily through the VaR (Value at Risk) method, which quantifies the risk of loss in these investments.

Operational Risk

Brasil Telecom takes out specific insurance policies such as Operational Risk and Business Interruption Insurance to protect its assets. The Operational Risk Insurance covers all property against physical damage caused by fire, lightning, explosion, wind storms, robbery, flooding, and inundation. In order to ensure full replacement of its assets, the Company updates, on a monthly basis, the value and quantity of lines installed per branch. The Business Interruption Policy covers damages resulting from the interruption or disturbance of working capital caused by any physical damage to property.

The civil liability of managers, board members, and executive Officers of Brasil Telecom is ensured by D&O policy (Directors and Officers), contracted by Brasil Telecom Participações S.A., which pays damages to third parties up to the maximum limit ensured in the presence of evidence of management default.

Regulatory Risks

Brasil Telecom operates according to concession contracts and licensing agreements signed with the National Telecommunications Agency (ANATEL) and under the industry’s general and specific legal and regulatory provisions. Any change in the established rules may affect the business. For this reason, the Company monitors the development of regulations and the industry overall, acting proactively to minimize regulatory risk.

Systematic Supervision of the Supplementary Pension Plan Foundations

Brasil Telecom has systematically supervised the Supplementary Pension Plan Foundations that it sponsors. In addition to ensuring legal compliance, this initiative contributes to the implementation of better governance practices in these Foundations. A Supervision Committee has been created, which is composed of Board members representing Grupo Brasil Telecom, promoting the exchange and transfer of knowledge between the Foundations and the Sponsor Company.

Audit

Internal Audit

Control Environment Assessment

Brasil Telecom’s Internal Auditing has a preventive focus, and thus aims to predict occurrences and alert the management. Assessments and reports on processes, as well as the risk management of the organization, recommending improvements in the adequacy and efficacy of the risk management model, are periodically developed.

Assessment procedures comply with standards of COSO, COBIT, Audit Standards of PCAOB, and The Institute of Internal Auditors. Control Self Assessment is one of the mechanisms used to make it easier for processes with longer Audit cycles to be covered within the year, so as to facilitate the monitoring of the risks involved.

In this environment of thorough assessment and monitoring of processes, risks, and controls, it was possible to obtain a SOX Certification for the 2006 financial statements, disclosed in 2007.

Independence, Regulation, and Relationships

The independence of the Internal Audit is set forth in the Bylaws of the Company, which hierarchically connects the area to the Board of Directors. The goals, independence, purpose, scope, responsibilities, authority, results presentation, rules of the Internal Audit, and main procedures of the activity are provided for in the Regulation of the Internal Audit Activity (Charter), in compliance with the rules and standards of The Institute of Internal Auditors.

With regard to the relationship structure, recommendations made by the Internal Audit are directly monitored. In the internal environment, a previous discussion with the managers of processes is part of the process, and mitigating initiatives are informed to the Board of Executive Officers, to the Committee of Processes and Risks, to the Fiscal Council, and to the Board of Directors.

Independent Auditors

Under the terms of Ruling CVM no. 381/03, Brasil Telecom Participações S.A. regularly submits the fees and types of services to be provided by independent auditors to approval by the Company's Board of Directors, considering the Fiscal Council’s opinion.

The policy for hiring services fulfills the principles that safeguard the independence of the auditor, according to international criteria, which are as follows: the auditor must not audit his own work nor carry out managerial responsibilities for his client nor promote the interests of his client.

During the year of 2007, Deloitte Touche Tohmatsu Independent Auditors was hired for jobs other than those directly related to the auditing of financial statements. The total fee for these services was 5% below the fees related to the independent auditors’ services.

SOCIAL AND ENVIRONMENTAL RESPONSIBILITY

Concerned with the development of communities living in the regions where it operates, Brasil Telecom contributes significantly to the improvement in these locations by means of initiatives targeted at promoting sports, culture, environmental preservation, social and digital inclusion, the defense of minority rights, and education projects. Brasil Telecom is responsible for maintaining 48 cultural projects and 20 social initiatives.
In 2007, the operator improved ongoing programs and launched the basis for an ambitious project, Oficina Digital (Digital Workshop).

Priority for Education

Brasil Telecom has developed a widely-praised initiative which will contribute to improve the quality of Brazilian public schools. The Education Program, which will be officially launched in 2008, will install Model Digital Workshops in 500 schools.
The basic principle behind Brasil Telecom’s Education and Digital Inclusion Program is to use technology as a means to leverage the development of education. It will contribute largely to improving life in these communities, promoting economic and social progress. It will operate in a supplementary manner, with a view to maximize government initiatives.
The program is structured based on existing experience, and takes advantage of the best practices known, and eliminating most recurrent problems, based on projects developed by the company in Goiás and the Federal District.
Also regarding education, the Company has supported the “Bolsa-Escola Cidadã” (Citizen Scholarship) project, developed in the states of Goiás, Acre and Mato Grosso by the NGO Missão Criança, which is dedicated to defending human rights. The program includes monthly financial assistance to mothers of children in needy communities. Besides the donation, the purpose is to contribute to ending child labor and reducing truancy. In 2007, 1,971 children from 616 families benefited from these initiatives.
Another important project is developed in the main cities of Santa Catarina: Digital Inclusion, promoted by the Institute Santa Catarinese Sustentável (ICADS) (Sustainable Santa Catarina Institute), which qualifies participants to use information and communication technologies. The initiative also maintains training groups for 1,260 youth and adults, developing networks and communication and citizenship tools that can be used by the population at large.
Brasil Telecom also supports Esporte Clube Cidadão (Citizen Sport Club), an initiative developed in Bairro Restinga, in Porto Alegre, with youth and children at social risk. Its goal is to teach practices that generate reflection over certain ethical aspects of one’s personal and professional life.
The Company works jointly with Junior Achievement, a traditional organization of technical education in economics and business. The project serves 19 thousand students; 600 of whom have participation maintained with the support of Brasil Telecom. In 2007, the institution created the Ética na Escola (Ethics at School) program, focusing on discussion between young participants regarding ethics in society. Projeto Ética, managed by voluntary workers trained by the Junior Achievement, targeted 45 thousand students.

Cultural Projects
Cultural initiatives are also among the activities sponsored by the operator. Last year, Brasil Telecom supported 48 cultural projects, involving several forms of artistic expression, such as theater, dance, cinema, literature, and music. One of these was called “Tocando em Frente”, and promotes music workshops for low-income youth between 16 and 22 years, in of the Federal District.
Another initiative is the Projeto Batucadeiros, targeted at needy youth and adolescents between 5 and 21 years, residents in the city of Recanto das Emas (DF). The activities involve music and computer classes.

Sports Projects

Brasil Telecom maintained a substantial presence in the Brazilian sports scene in 2007. In addition to sponsoring individual athletes, the Company restructured its main project, Equipe Brasil Telecom de Vôlei (Brasil Telecom Volleyball Team). This way, Brasil Telecom fulfills its role in emphasizing the Company's work in the sport through the recognition of new talent.
The team that previously played in the Federal District currently represents the city of Brusque (SC) in the Superliga Feminina, and counts on athletes such as Érika Coimbra, from the Brazilian National Team, and Radamés Lattari, technical consultant for the team and former coach of the Brazilian National Men’s Team. Brasil Telecom also sponsors the men’s volleyball team of Faculdades Integradas (UPIS), in Brasília, runner up in the 2007 National League.
Sports incentives earned Brasil Telecom’s sports project two medals at the Pan American Games. In Rio 2007, the Brazilian 4 x 100 m relay team, composed of two athletes sponsored by the Company, Vicente Lenílson and Rafael Ribeiro, won the gold medal. Lucimara Silvestre, another Company-sponsored athlete, won the bronze medal in the heptathlon. These athletes are part of Brasil Telecom’s Athletics Team, coached by Jayme Netto, in Presidente Prudente (SP).
Robert Scheidt and Luciano Burti are also athletes sponsored by Brasil Telecom. Scheidt, the sailor, won the silver medal at the 2007 Pan American Games, in addition to being an eight time champion of the Laser Class, and runner up of the Star Class. Burti, for his part, is a Stock Car pilot, having raced in Formula 1 at Ferrari, Jaguar, and Prost Grand Prix.
The Company's sponsorship is not restricted to athletes and teams; it also involves sports events. In 2007, the company sponsored the 2007 Brasil Telecom Ironman, for the fifth consecutive year; Brasil Telecom 70.3 Ironman; and Copa do Brasil de Volley, held in October in Brusque, with the participation of Brazil’s main men’s and women’s volleyball teams.

Global Compact and Millennium Goals

Brasil Telecom sees the United Nations as a major ally in sustainability initiatives. By means of entering the UN Global Compact, the Company voluntarily assumed the challenge of spreading the ten principles related to labor rights, environment protection, fighting corruption, and human rights. Human rights have been highlighted through several policies, aiming at the creation of an environment that is favorable to professional and personal development, eliminating all forms of discrimination. Sustainable practices and attitudes were also developed monthly by employees who make up the Business Voluntary Program. Guided by the Millennium Development Goals, a program established by the member countries of the United Nations, the involvement of our employees in social initiatives reinforces the internal social mutual responsibility culture of Brasil Telecom.

SUSTAINABILITY AS VALUE

Throughout 2007, Brasil Telecom developed initiatives aiming to incorporate sustainability and responsible management concepts into its business values and business strategy. In addition to its strong commitment to supporting community projects in the culture, sports, education, and environmental areas, we also have a long-lasting vision that will infiltrate the entire organization, influencing business decisions as well.
Sustainability at Brasil Telecom is a result of the adoption of values and practices that express Brasil Telecom’s commitment to its shareholders and customers, to the environmental quality of the systems surrounding the Company, and to social equality in the communities inhabiting in the region where it operates.

As a result of the incorporation of these concepts into the Company's management values and principles, Brasil Telecom has called upon its executives to organize a Sustainability Committee, and to perform a diagnosis on Corporate Sustainability and Responsibility. The action plan under preparation will be implemented in the years to come, starting in 2008.

Acknowledgments

Brasil Telecom Participações S.A.’s Management thanks its shareholders, customers and suppliers, and financial institutions, for their cooperation and trust. In particular, it thanks its employees for their dedication and effort, without which the Company would not be able to present these results.

The Management

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 19, 2008

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Paulo Narcélio Simões Amaral
Name: Paulo Narcélio Simões Amaral Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.